UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934

(Amendment No. )*

Ibotta, Inc.
(Name of Issuer)
Class A common stock, par value $0.00001 per share
(Title of Class of Securities)
451051106
(CUSIP Number)
    September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451051106
Schedule 13G

1.	NAME OF REPORTING PERSON Walmart Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 3,502,879(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,502,879(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,502,879(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 3,502,879 shares of Class A common stock, par value $0.00001 per share (“Class A Common Stock”) of the Issuer that may be acquired by the Reporting Person upon the exercise of the vested portion of a warrant of the Issuer at a price of $70.12 per share (the “Warrant”).

(2)	The percentage used herein and in the rest of this Schedule 13G is calculated based on 31,005,221 shares of Class A Common Stock outstanding, consisting of (i) 27,502,342 shares of Class A Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and (ii) the 3,502,879 shares of Class A Common Stock issuable upon the exercise of the Warrant.

CUSIP No. 451051106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Item 1.

(a)	Name of Issuer.

Ibotta, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

1801 California Street, Suite 400 Denver, Colorado 80202
Item 2.

(a)	Names of Persons Filing.

Walmart Inc. (“Walmart”)

(b)	Address of Principal Business Offices, or, If none, Residence.

702 S.W. 8th Street, Bentonville, Arkansas 72716

(c)	Citizenship.

Walmart is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities.

Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of the Issuer

(e)	CUSIP Number.

451051106

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
Not applicable.

Item 4.	Ownership
The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4, as supplemented by the below:

On May 17, 2021, Walmart acquired a warrant from the issuer (the “Warrant”) in connection with a multi-year strategic relationship. Pursuant to the terms of the Warrant, Walmart has the right to purchase up to a total 4,121,034 shares of Class A Common Stock, subject to vesting conditions and a non-discretionary anti-dilution provision, at an exercise price of $70.12 per share.

As of September 30, 2024, due to satisfaction of certain of the vesting conditions, Walmart has the right to acquire 3,502,879 shares of Class A Common Stock underlying the Warrant. The Warrant becomes exercisable for the remaining 618,155 shares, subject to Walmart and the Issuer extending their commercial agreement beyond its initial term. The Warrant expires, and any vested shares underlying the Warrant are no longer exercisable, effective May 17, 2031, or earlier if Walmart’s commercial agreement with the Issuer is not extended beyond its initial term.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2024

WALMART INC.

	By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Senior Vice President, Office of the Corporate Secretary, and Chief Counsel for Finance and Corporate Governance